Exhibit 21.1

Subsidiaries of Upwork Inc.

Name of Subsidiary	Jurisdiction

Elance, Inc.	Delaware

Upwork Global Inc.	California

Upwork Talent Group Inc.	Delaware

Upwork Escrow Inc.	Delaware

Elance Limited	Ireland